EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
( in thousands )	2003	2002
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%-to 50%-owned affiliates	$91,016	$69,223
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,628	8,149

Earnings as defined	$100,644	$77,372

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$8,003	$6,592
Interest capitalized	75	159
Portion of rental expense representative of the interest factor	1,625	1,557
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$9,723	$8,328

RATIO OF EARNINGS TO FIXED CHARGES	10.35	9.29

E-2